United States securities and exchange commission logo





                              January 12, 2022

       Ian Baines
       Chief Executive Officer
       BurgerFi International, Inc.
       U.S. Highway 1
       North Palm Beach, FL 33408

                                                        Re: BurgerFi
International, Inc.
                                                            Post-Effective
Amendment No. 2 to Form S-1 on Form S-3
                                                            Filed January 4,
2022
                                                            File No. 333-255667

       Dear Mr. Baines:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 2 to Form S-1 on Form S-3

       General

   1. We note that your annual report on Form 10-K for the fiscal year ended December 31,
                                                        2020 filed on April 29,
2021 does not appear to have been timely filed. In this regard, we note that the company
relied upon Rule 12b-25(b) with respect to its annual report but the annual report was not
actually filed within the prescribed time period permitted by the rule. Accordingly, it
does not appear that you meet the eligibility requirements set forth in
                                                        General Instruction
I.A.3(b) of Form S-3. Please explain to us why you believe you are eligible to file on
Form S-3 or amend your registration statement onto an appropriate form.
 Ian Baines
FirstName  LastNameIanInc.
                        Baines
BurgerFi International,
Comapany
January 12,NameBurgerFi
            2022         International, Inc.
January
Page 2 12, 2022 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services